IN THE CIRCUIT COURT OF THE ELEVENTH JUDICIAL CIRCUIT IN AND FOR MIAMI-DADE COUNTY, FLORIDA

CASE NO: 2024-019773-CA-01
SECTION: CA44
JUDGE: Lisa Walsh

SHAWN CAREY et al

Plaintiff(s)

vs.

MICHAEL MOE et al

Defendant(s)

_______________________________/

ORDER OVERRULING DEFENDANTS' OBJECTIONS TO NOTICE OF INTENT TO SERVE SUBPOENAS DUCES TECUM ON NON-PARTY BANKS

THIS CAUSE HAVING come before this Court on May 21, 2025 on Plaintiffs' Motion to Overrule Defendants' Objections to Notices of Intent to Serve Subpoenas Duces Tecum on Non-Party Banks. *See* DE 66. The Court has reviewed Plaintiffs' Motion; Defendants' Response (*see* DE 69); Plaintiffs' Reply (*see* DE 75); the subpoenas; Defendants' objections; and heard oral argument on July 21, 2025. *See e.g.* DE Accordingly, it is hereby,

ORDERED and **ADJUDGED** as follows:

1. The Subpoenas are squarely relevant and fall within the allegations in the Verified Complaint.
2. The Motion to Overrule Objections is **GRANTED** and Defendants' objections to the Subpoenas are hereby overruled, in their entirety, for the reasons stated in the record.
3. Plaintiffs are authorized to issue the Subpoenas.

DONE and **ORDERED** in Chambers at Miami-Dade County, Florida on this 25th day of July, 2025.

2024-019773-CA-01 07-25-2025 3:16 PM

2024-019773-CA-01 07-25-2025 3:16 PM
Hon. Lisa Walsh

CIRCUIT COURT JUDGE
Electronically Signed

No Further Judicial Action Required on **THIS MOTION**

CLERK TO **RECLOSE** CASE IF POST JUDGMENT

Electronically Served:

- Agapija Cruz: agapija@thebasilelawfirm.com
- Aimee Ferrer: aimee@axslawgroup.com
- Aimee Ferrer: Alejandra@axslawgroup.com
- Barry A. Kamar Esq.: bkamar@kslaw.com
- Barry A. Kamar Esq.: miamilit@kslaw.com
- Brian P. Miller: BMiller@kslaw.com
- Brian P. Miller: MiamiLit@KSLAW.com
- Brian P. Miller: MIrizarry@KSLAW.com
- Jason R. Domark: jdomark@cozen.com
- Jason R. Domark: jphelan@cozen.com
- Jason R. Domark: jason-domark-1158@ecf.pacerpro.com
- Janet Rayo: jrayo@cozen.com
- Janet Rayo: jphelan@cozen.com
- Jeffrey W Gutchess: jeff@axslawgroup.com
- Jeffrey W Gutchess: bernardo@axslawgroup.com
- Jeffrey W Gutchess: eservice@axslawgroup.com
- Maria Ermakova: mermakova@cozen.com
- Lorenz Michel Pruss: lpruss@dkrpa.com
- Lorenz Michel Pruss: mlopez@dkrpa.com
- Lorenz Michel Pruss: gaguilera@dkrpa.com
- Sean T. Prosser: STProsser@mintz.com

IN THE CIRCUIT COURT OF THE ELEVENTH JUDICIAL CIRCUIT IN AND FOR MIAMI-DADE COUNTY, FLORIDA

CASE NO: 2024-019773-CA-01
SECTION: CA44
JUDGE: Lisa Walsh

SHAWN CAREY et al

Plaintiff(s)

vs.

MICHAEL MOE et al

Defendant(s)

______________________________/

ORDER GRANTING PLAINTIFF'S MOTION FOR REMOVAL OF DIRECTORS, REMOVING PETER B. RITZ AND MICHAEL MOE AS DIRECTORS,AND BARRING THEM FROM REELECTION THROUGH THE PENDENCY OF THIS ACTION

THIS CAUSE HAVING come before this Court on May 9, 2025 on Plaintiffs' *Emergency* Motion for Removal of Directors Under Florida Statute § 607.08081. DE 57. The Court has reviewed the Motion and the accompanying Declaration of Roger Hamilton (DE 57 and DE 57, Exhibit 1), the LZG Defendants' Response (DE 65); and Plaintiffs' Reply (DE 67). The Court, having reviewed the filings, statutory authority, caselaw; heard oral arguments on July 21, 2025; and being otherwise fully apprised on the premises hereby rules as follows:

ORDERED and **ADJUDGED** as follows:

1. Since the Court entered final default judgment as to liability for Defendants Peter B. Ritz, Michael Moe, and LZG International Inc. ("LZGI"), the well pled facts of Plaintiffs' Complaint are deemed admitted.
2. Florida Statute § 607.08081 allows the Court to remove directors and bar them from reelection for a period of time prescribed by the Court if the Court finds the directors engaged in (a) either fraudulent conduct with respect to the shareholders or corporation; grossly abused their position; or intentionally inflicted harm on the corporation; and (b) in consideration of the course of conduct and adequacy of other remedies, removal is in the best interest of the corporation. *See* Fl. Stat. § 607.08081.
3. The Complaint describes now admitted misappropriation of millions of dollars and

fraudulent acts by Defendants Peter B. Ritz and Michael Moe including, *inter alia,* diverting funds that are due to the LZGI. Defendants Peter B. Ritz and Michael Moe engaged in fraudulent conduct with respect to both the corporation and its shareholders, grossly abused their positions, and intentionally inflicted harm, which is evidenced by using LZGI as a vehicle to divert funds, steal from the company, never operate under the company, falsely provide financials to auditors or cease reporting to auditors.

4. Considering the Directors' course of conduct and the inadequacy of other available remedies, removal would be in the best interest of the corporation. There are no other remedies that are adequate at law because Defendants Moe and Ritz would be left in control after demonstrating that they are misusing their positions of authority and defrauding the company and the shareholders.

5. Accordingly, Defendants Peter B. Ritz and Michael Moe are hereby removed as Directors of LZG International Inc and barred from reelection during the pendency of this proceeding.

DONE and **ORDERED** in Chambers at Miami-Dade County, Florida on this 25th day of July, 2025.

2024-019773-CA-01 07-25-2025 3:16 PM

2024-019773-CA-01 07-25-2025 3:16 PM
Hon. Lisa Walsh

CIRCUIT COURT JUDGE
Electronically Signed

No Further Judicial Action Required on **THIS MOTION**

CLERK TO **RECLOSE** CASE IF POST JUDGMENT

Electronically Served:

- Agapija Cruz: agapija@thebasilelawfirm.com
- Aimee Ferrer: aimee@axslawgroup.com
- Aimee Ferrer: Alejandra@axslawgroup.com
- Barry A. Kamar Esq.: bkamar@kslaw.com
- Barry A. Kamar Esq.: miamilit@kslaw.com
- Brian P. Miller: BMiller@kslaw.com
- Brian P. Miller: MiamiLit@KSLAW.com
- Brian P. Miller: MIrizarry@KSLAW.com
- Jason R. Domark: jdomark@cozen.com
- Jason R. Domark: jphelan@cozen.com
- Jason R. Domark: jason-domark-1158@ecf.pacerpro.com
- Janet Rayo: jrayo@cozen.com
- Janet Rayo: jphelan@cozen.com
- Jeffrey W Gutchess: jeff@axslawgroup.com
- Jeffrey W Gutchess: bernardo@axslawgroup.com
- Jeffrey W Gutchess: eservice@axslawgroup.com
- Maria Ermakova: mermakova@cozen.com
- Lorenz Michel Pruss: lpruss@dkrpa.com
- Lorenz Michel Pruss: mlopez@dkrpa.com
- Lorenz Michel Pruss: gaguilera@dkrpa.com
- Sean T. Prosser: STProsser@mintz.com

IN THE CIRCUIT COURT OF THE ELEVENTH JUDICIAL CIRCUIT IN AND FOR MIAMI-DADE COUNTY, FLORIDA

CASE NO: 2024-019773-CA-01
SECTION: CA44
JUDGE: Lisa Walsh

SHAWN CAREY et al

Plaintiff(s)

vs.

MICHAEL MOE et al

Defendant(s)

_______________________________/

ORDER DENYING LZG DEFENDANTS' MOTION TO STAY

THIS CAUSE HAVING come before this Court on March 5, 2025 on Defendants Michael Moe, Peter B. Ritz, and LZG International, Inc.'s (collectively the "LZGI Defendants") Motion to Stay. *See* DE 49.

The Court has reviewed the Motion and Exhibit A to the Motion - the Statement of Claim filed in Arbitration (*see* DE 49, Exhibit A); Plaintiffs' Complaint (DE 2); Plaintiffs' Response to Defendants' Motion to Stay (DE 83); and Plaintiffs' Notice of Supplemental Information in Support of their Response to the Motion to Stay (DE 85).

The Court also notes it granted the LZGI Defendants' Motion to Withdraw while ordering the LZGI Defendants to retain new counsel or advise the Court the individual Defendants will represent themselves within 20 days of the June 16 Order (DE 78); yet none of the LZGI Defendants did so. The Court heard arguments of Counsel on July 21, 2025. *See e.g.* DE 84. Accordingly, having reviewed the filings, related caselaw, and being otherwise advised on the premises, it is hereby,

ORDERED and **ADJUDGED** as follows:

The Motion to Stay is DENIED, for the reasons stated in the record.

DONE and **ORDERED** in Chambers at Miami-Dade County, Florida on this 25th day of July, 2025.

2024-019773-CA-01 07-25-2025 3:14 PM

2024-019773-CA-01 07-25-2025 3:14 PM
Hon. Lisa Walsh

CIRCUIT COURT JUDGE
Electronically Signed

No Further Judicial Action Required on **THIS MOTION**

CLERK TO **RECLOSE** CASE IF POST JUDGMENT

Electronically Served:

- Agapija Cruz: agapija@thebasilelawfirm.com
- Aimee Ferrer: aimee@axslawgroup.com
- Aimee Ferrer: Alejandra@axslawgroup.com
- Barry A. Kamar Esq.: bkamar@kslaw.com
- Barry A. Kamar Esq.: miamilit@kslaw.com
- Brian P. Miller: BMiller@kslaw.com
- Brian P. Miller: MiamiLit@KSLAW.com
- Brian P. Miller: MIrizarry@KSLAW.com
- Jason R. Domark: jdomark@cozen.com
- Jason R. Domark: jphelan@cozen.com
- Jason R. Domark: jason-domark-1158@ecf.pacerpro.com
- Janet Rayo: jrayo@cozen.com
- Janet Rayo: jphelan@cozen.com
- Jeffrey W Gutchess: jeff@axslawgroup.com
- Jeffrey W Gutchess: bernardo@axslawgroup.com
- Jeffrey W Gutchess: eservice@axslawgroup.com
- Maria Ermakova: mermakova@cozen.com
- Lorenz Michel Pruss: lpruss@dkrpa.com
- Lorenz Michel Pruss: mlopez@dkrpa.com
- Lorenz Michel Pruss: gaguilera@dkrpa.com
- Sean T. Prosser: STProsser@mintz.com

IN THE CIRCUIT COURT OF THE ELEVENTH JUDICIAL CIRCUIT IN AND FOR MIAMI-DADE COUNTY, FLORIDA

CASE NO: 2024-019773-CA-01
SECTION: CA44
JUDGE: Lisa Walsh

SHAWN CAREY et al

Plaintiff(s)

vs.

MICHAEL MOE et al

Defendant(s)

______________________________/

ORDER GRANTING PLAINTIFFS' MOTION FOR FINAL DEFAULT JUDGMENT AS TO LIABILITY

THIS CAUSE HAVING come before this Court on May 9, 2025 on Plaintiffs' Motion for Final Default Judgment. *See* DE 58. A hearing was held on the Motion on July 21, 2025. The Court heard argument of counsel, reviewed the Motion and the Docket which reveals the following:

Plaintiffs filed their Verified Complaint on October 14, 2024, and asserted breach of fiduciary claims against Defendants Peter Ritz and Michael Moe, derivatively on behalf of LZG International, Inc. ("LZGI"). *See* DE 2. Defendant LZGI was served on October 29, 2024. *See* DE 26. Defendant Michael Moe was served on November 6, 2024. *See* DE 27. Defendant Peter B. Ritz was served on November 4, 2024. *See* DE 28. On January 8, 2025, Plaintiffs Moved for Judicial Default (*see* DE 29), which was granted on January 26. *See* DE 30.

The day after Default was granted, on January 27, 2025, Notice of Appearances of counsel were entered on behalf of Michael Moe; Peter B. Ritz; and LZG International Inc. (collectively the "LZGI Defendants"). *See* DE Nos. 31 & 32. While prior counsel for the LZGI Defendants did file numerous papers, at no time during the course of their representation did the LZGI Defendants move to vacate or set aside the default or file any responsive pleading. Instead, over a month later,

on March 5, 2025; the LZGI Defendants moved to stay these proceedings. *See* DE 49. However, a motion to stay is not a responsive pleading, and does not prevent the entry of a final default judgment. *See Robles v. Fed. Nat'l Mortg. Ass'n*, 255 So. 3d 986, 989 (Fla. 3d DCA 2018). *Accord Lisca v. Florida Atlantic Construction, Inc.*, 219 So.3d 872 (Fla. 4th DCA 2017).

Counsel for the LZGI Defendants withdrew on June 16, 2025 and the LZGI Defendants were given until July 7, 2025 to retain new counsel or, as to the individual Defendants Peter Ritz and Michael Moe, to notify the Court of their intention to proceed *pro se*. Notice of same was sent to the Defendants via email and communicated to them through prior counsel per this Court's Order Granting Withdrawal as Attorney of Record. As of the date of this Order, no new counsel has appeared for any LZGI Defendant and the individual Defendants have not notified the Court of their intention to proceed *pro se*.

The Verified Complaint alleges, in detail, that Defendants Ritz and Moe, as the only two directors of LZGI, have engaged in a multi-year fraudulent scheme to divert funds that are due to the Corporation, and have indeed misappropriated millions of dollars of LZGI funds. According to the well-pled allegations contained in the Verified Complaint, these two directors engaged in fraudulent conduct with respect to the Corporation, abused their position of directors and intentionally inflicted harm on LZGI, and that is evidenced by Ritz and Moe's use LZGI as a vehicle to divert funds, steal from the company, never actually operate LZGI legitimately, falsely provide financials to auditors or cease reporting to auditors altogether to conceal their scheme. In short, these two directors engaged in fraudulent conduct with respect to the corporation, grossly abused their position, and intentionally inflicted harm on LZGI. As pled in the Verified Complaint, Ritz and Moe, being left in control of LZGI— even after demonstrating that they are misusing their position of authority—continue to defraud the Corporation.

It is therefore **ORDERED** and **ADJUDGED** as follows:

1. The Motion for Final Default Judgment is **GRANTED**.

2. The Court finds that:

(a) it has jurisdiction over this matter and Defendants Peter Ritz, Michael Moe and LZG International, Inc. ("LZGI");

(b) these Defendants have been served with the summons and Complaint;

(c) this Court has entered a Judicial Default and these Defendants were given sufficient notice of the Judicial Default pursuant to Florida Rule of Civil Procedure 1.500;

(d) the Complaint contains sufficient allegations for each of the claims, all of which are deemed admitted;

(e) Defendants Peter B. Ritz and Michael Moe are liable for breaching their fiduciary duties to LZGI; and

(f) Defendants Peter B. Ritz, Michael Moe, and LZG International Inc. are deemed liable for violating Plaintiffs' rights to inspect books and records pursuant to Fl. Stat. § 607.1602.

3. Final Judgment is entered in favor of Plaintiffs and against Peter Ritz, Michael Moe and LZGI, as follows:

    a. Defendants Michael Moe and Peter B. Ritz be immediately removed from the Board of Directors of LZG International, Inc.;

    b. Defendant Peter B. Ritz shall be immediately removed from his position as Chief Executive Officer of LZG International, Inc.; and

    c. LZG International, Inc. shall provide copies of all its books and records, including the company's bank statements, to Plaintiffs within thirty (30) days.

4. A jury trial will be set as to damages only, with the date to be set following adjudication of Defendant Michael Carter's Motion to Dismiss.

DONE and **ORDERED** in Chambers at Miami-Dade County, Florida on this 25th day of July, 2025.

2024-019773-CA-01 07-25-2025 3:16 PM
Hon. Lisa Walsh

CIRCUIT COURT JUDGE
Electronically Signed

No Further Judicial Action Required on **THIS MOTION**

CLERK TO **RECLOSE** CASE IF POST JUDGMENT

Electronically Served:

- Agapija Cruz: agapija@thebasilelawfirm.com
- Aimee Ferrer: aimee@axslawgroup.com
- Aimee Ferrer: Alejandra@axslawgroup.com
- Barry A. Kamar Esq.: bkamar@kslaw.com
- Barry A. Kamar Esq.: miamilit@kslaw.com
- Brian P. Miller: BMiller@kslaw.com
- Brian P. Miller: MiamiLit@KSLAW.com
- Brian P. Miller: MIrizarry@KSLAW.com
- Jason R. Domark: jdomark@cozen.com
- Jason R. Domark: jphelan@cozen.com
- Jason R. Domark: jason-domark-1158@ecf.pacerpro.com
- Janet Rayo: jrayo@cozen.com
- Janet Rayo: jphelan@cozen.com
- Jeffrey W Gutchess: jeff@axslawgroup.com
- Jeffrey W Gutchess: bernardo@axslawgroup.com
- Jeffrey W Gutchess: eservice@axslawgroup.com
- Maria Ermakova: mermakova@cozen.com
- Lorenz Michel Pruss: lpruss@dkrpa.com
- Lorenz Michel Pruss: mlopez@dkrpa.com
- Lorenz Michel Pruss: gaguilera@dkrpa.com
- Sean T. Prosser: STProsser@mintz.com